Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.
On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.
The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 in accordance with generally accepted accounting principles.

Five-year summary of consolidated financial highlights

As of or for the year ended December 31,
(unaudited)

(in millions, except per share, ratio, headcount data and where otherwise noted)	2014	2013	2012	2011	2010
Selected income statement data
Total net revenue	$94,205	$96,606	$97,031	$97,234	$102,694
Total noninterest expense	61,274	70,467	64,729	62,911	61,196
Pre-provision profit	32,931	26,139	32,302	34,323	41,498
Provision for credit losses	3,139	225	3,385	7,574	16,639
Income before income tax expense	29,792	25,914	28,917	26,749	24,859
Income tax expense	8,030	7,991	7,633	7,773	7,489
Net income	$21,762	$17,923	$21,284	$18,976	$17,370
Earnings per share data
Net income: Basic	$5.34	$4.39	$5.22	$4.50	$3.98
Diluted	5.29	4.35	5.20	4.48	3.96
Average shares: Basic	3,763.5	3,782.4	3,809.4	3,900.4	3,956.3
Diluted	3,797.5	3,814.9	3,822.2	3,920.3	3,976.9
Market and per common share data
Market capitalization	$232,472	$219,657	$167,260	$125,442	$165,875
Common shares at period-end	3,714.8	3,756.1	3,804.0	3,772.7	3,910.3
Share price(a)
High	$63.49	$58.55	$46.49	$48.36	$48.20
Low	52.97	44.20	30.83	27.85	35.16
Close	62.58	58.48	43.97	33.25	42.42
Book value per share	57.07	53.25	51.27	46.59	43.04
Tangible book value per share (“TBVPS”)(b)	44.69	40.81	38.75	33.69	30.18
Cash dividends declared per share	1.58	1.44	1.20	1.00	0.20

Selected ratios and metrics
Return on common equity (“ROE”)	10%	9%	11%	11%	10%
Return on tangible common equity (“ROTCE”)(b)	13	11	15	15	15
Return on assets (“ROA”)	0.89	0.75	0.94	0.86	0.85
Overhead ratio	65	73	67	65	60
Loans-to-deposits ratio	56	57	61	64	74
High quality liquid assets (“HQLA“) (in billions)(c)	$600	$522	$341	NA	NA
Common equity tier 1 (“CET1”) capital ratio(d)	10.2%	10.7%	11.0%	10.1%	9.8%
Tier 1 capital ratio (d)	11.6	11.9	12.6	12.3	12.1
Total capital ratio(d)	13.1	14.4	15.3	15.4	15.5
Tier 1 leverage ratio(d)	7.6	7.1	7.1	6.8	7.0

Selected balance sheet data (period-end)
Trading assets	$398,988	$374,664	$450,028	$443,963	$489,892
Securities(e)	348,004	354,003	371,152	364,793	316,336
Loans	757,336	738,418	733,796	723,720	692,927
Total assets	2,573,126	2,415,689	2,359,141	2,265,792	2,117,605
Deposits	1,363,427	1,287,765	1,193,593	1,127,806	930,369
Long-term debt(f)	276,836	267,889	249,024	256,775	270,653
Common stockholders’ equity	212,002	200,020	195,011	175,773	168,306
Total stockholders’ equity	232,065	211,178	204,069	183,573	176,106
Headcount	241,359	251,196	258,753	259,940	239,515
Credit quality metrics
Allowance for credit losses	$14,807	$16,969	$22,604	$28,282	$32,983
Allowance for loan losses to total retained loans	1.90%	2.25%	3.02%	3.84%	4.71%
Allowance for loan losses to retained loans excluding purchased credit-impaired loans(g)	1.55	1.80	2.43	3.35	4.46
Nonperforming assets	$7,967	$9,706	$11,906	$11,315	$16,682
Net charge-offs	4,759	5,802	9,063	12,237	23,673
Net charge-off rate	0.65%	0.81%	1.26%	1.78%	3.39%

(a)
Share prices shown for JPMorgan Chase’s common stock are from the New York Stock Exchange. JPMorgan Chase’s common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange.

(b)
TBVPS and ROTCE are non-GAAP financial measures. TBVPS represents the Firm’s tangible common equity divided by common shares at period-end. ROTCE measures the Firm’s annualized earnings as a percentage of tangible common equity. For further discussion of these measures, see Explanation and Reconciliation of the Firm’s Use of Non-GAAP Financial Measures on pages 77-78.

(c)
HQLA represents the Firm’s estimate of the amount of assets that qualify for inclusion in the liquidity coverage ratio under the final U.S. rule (“U.S. LCR”) as of December 31, 2014, and under the Basel III liquidity coverage ratio (“Basel III LCR”) for prior periods. The Firm did not begin estimating HQLA until December 31, 2012. For additional information, see HQLA on page 157.

(d)
Basel III Transitional rules became effective on January 1, 2014; prior period data is based on Basel I rules. As of December 31, 2014 the ratios presented are calculated under the Basel III Advanced Transitional Approach. CET1 capital under Basel III replaced Tier 1 common capital under Basel I. Prior to Basel III becoming effective on January 1, 2014, Tier 1 common capital under Basel I was a non-GAAP financial measure. See Regulatory capital on pages 146-153 for additional information on Basel III and non-GAAP financial measures of regulatory capital.

(e)	Included held-to-maturity securities of $49.3 billion and $24.0 billion at December 31, 2014 and 2013, respectively. Held-to-maturity balances for the other periods were not material.
(f)	Included unsecured long-term debt of $207.5 billion, $199.4 billion, $200.6 billion, $231.3 billion and $238.2 billion respectively, as of December 31, of each year presented.
(g)	Excludes the impact of residential real estate purchased credit-impaired (“PCI”) loans. For further discussion, see Allowance for credit losses on pages 128-130.

JPMorgan Chase & Co./2014 Annual Report